BIM Homes, Inc.

3136 Mission Gorge Road, Suite 111

San Diego, California  92120

August 12, 2015

Russell Mancuso

Branch Chief

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

BIM Homes, Inc.

Withdrawal of Registration Statement on Form 10-12B and 10-12B/A

Originally Filed June 22, 2015

Amendment Filed June 26, 2015

File No. 001-37462

Dear Mr. Mancuso:

BIM Homes, Inc. hereby withdraws, effective immediately, the company’s Form 10 Registration Statement and its Amendment thereto, both referenced above, which statements were incorrectly filed under Section 12(b) of the 1934 Act.

The company does not wish to withdraw the Form 10-12G Registration Statement which was filed with the Commission on July 30, 2015 under File Number 000-55489.

Thank you for your assistance in this matter.

Yours truly,

/s/ Daniel Masters

Daniel Masters

President of BIM Homes, Inc.

Cc:

Geoff Kruczek